Exhibit 99.1

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road

Petach Tikva, Israel 4970602

SUPPLEMENT TO PROXY STATEMENT

FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Originally Scheduled for September 17, 2026

September 17, 2026

This supplement (this “Supplement”) supplements and should be read together with the proxy statement dated August 18, 2026 (the “Proxy Statement”) furnished to shareholders of Nano-X Imaging Ltd (the “Company”) in connection with the Company’s 2026 Annual General Meeting of Shareholders (the “Meeting”). Capitalized terms not defined herein have the meanings assigned to them in the Proxy Statement.

ADJOURNMENT OF THE MEETING

The Meeting was originally scheduled to be held on Thursday, September 17, 2026, at 3:00 p.m. local/Israel time (8:00 a.m. Eastern Time) at the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602. As of the time of the Meeting, shareholders holding less than twenty-five percent (25%) of the outstanding voting rights in the Company were present in person or represented by proxy. As a result, a quorum was not present at the Meeting, and the Meeting has been adjourned in accordance with Article 39 of the Company’s Amended and Restated Articles of Association and as described in the Proxy Statement.

RECONVENED MEETING

The Meeting will reconvene on Tuesday, September 29, 2026, at 3:00 p.m. local/Israel time (8:00 a.m. Eastern Time), at the same location — the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

In accordance with the Company’s Amended and Restated Articles of Association and as described in the Proxy Statement, at the reconvened Meeting, any shareholders present in person or by proxy (including by voting deed), regardless of the voting power represented by their ordinary shares, shall constitute a quorum for the transaction of business.

AGENDA

Withdrawal of Proposal 3

Following further consideration, and the voluntary request of Mr. Erez Meltzer in his capacity as Chief Executive Officer, to allow the Company to focus on obtaining the approval of shareholders for the other proposals — and in particular, Proposal 2, which is critical to the financial viability of the Company — the Board of Directors (the “Board”) has determined that it is in the best interests of the Company to withdraw Proposal 3 from consideration at the Meeting. Proposal 3 sought shareholder approval of two equity grants to Mr. Erez Meltzer in his capacity as Chief Executive Officer of the Company, consisting of (i) 263,158 restricted share units (“RSUs”) with a grant date value of $600,000, and (ii) 28,283 RSUs with a grant date value of $28,000. Accordingly, Proposal 3 will not be presented or voted upon at the Meeting, and any votes previously cast with respect to Proposal 3 will not be tabulated or otherwise have any effect.

No Changes to Remaining Proposals; Urgent Call to Support Proposal 2

Except for the withdrawal of Proposal 3 described in this Supplement, no other changes are being made to the Proxy Statement or the agenda for the Meeting. All other proposals set forth in the Proxy Statement — Proposal 1 (re-election of directors), Proposal 2 (amendment to the articles of association to increase authorized share capital), and Proposal 4 (re-appointment of independent registered public accountants) — remain unchanged and will be presented at the Meeting as described in the Proxy Statement. The remaining proposals will furthermore retain their original numbering.

In addition to the vote on the formal proposals, at the reconvened Meeting, the Company’s management will be available to review and discuss the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The Board continues to unanimously recommend that shareholders vote “FOR” each of the remaining proposals described in the Proxy Statement. The Board urges all shareholders to vote “FOR” all remaining proposals to be presented at the Meeting, including, in particular, Proposal 2 (the amendment to the articles of association to increase the Company’s authorized share capital).

As described in the Proxy Statement, the approval of Proposal 2 is needed to support various commitments and financing arrangements, including potential exercise of outstanding warrants, the Company’s equity incentive plan, its at-the-market offering program and potential registered direct offerings, private placements, convertible debt financing, or public offerings, which will assist the Company in maintaining compliance with Nasdaq listing requirements. Without the additional authorized share capital and the accompanying ability to finance the Company’s operations, the Company would be constrained in pursuing its operational goals. If the Company is unable to raise additional funds when needed, it may be required to delay, reduce or eliminate its product development or future commercialization efforts, or to grant rights to develop and market products that it would otherwise prefer to develop and market itself. The ability to finance operations is especially important in light of the Company’s cash resources as of June 30, 2026, which raised substantial doubt as to its ability to continue as a going concern. If the Company cannot continue as a going concern, shareholders would likely lose most or all of their investment in the Company.

PROXIES AND VOTING

All proxies and voting instruction forms previously submitted by shareholders of record and beneficial owners in connection with the Meeting remain valid and will be voted at the reconvened Meeting, unless properly revoked.

Shareholders of record who wish to change or revoke their proxy may do so by: (i) delivering a written notice of revocation to the Company; (ii) submitting a new proxy bearing a later date; (iii) voting again via the Internet or smartphone or tablet; or (iv) attending the reconvened Meeting and voting in person. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or by obtaining a legal proxy and voting in person at the reconvened Meeting.

Shareholders who have not yet voted are urged to do so promptly. Proxies must be received by Broadridge Financial Solutions, Inc. (at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) or at the Company’s registered office in Israel no later than 11:59 p.m. Eastern Time on September 28, 2026, to be counted towards the vote tallies at the reconvened Meeting. Shareholders may also vote in person at the reconvened Meeting.

The record date for determining shareholders entitled to notice of and to vote at the Meeting and the reconvened Meeting remains Tuesday, August 18, 2026.

IMPORTANT NOTICE

This Supplement is being furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K and should be read in conjunction with the Proxy Statement. This Supplement does not modify or supersede any of the proposals or disclosures set forth in the Proxy Statement, except as specifically set forth herein.

The Company’s proxy materials, including the Proxy Statement and the proxy card, are available at the SEC’s website at www.sec.gov, at the “Investors” section of the Company’s website at https://investors.nanox.vision/financials/sec-filings, and at www.proxyvote.com.

By Order of the Board of Directors,

/s/ Erez Meltzer

Erez Meltzer

Acting Chairman of the Board of Directors

September 17, 2026

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE

RECONVENED MEETING, PLEASE ENSURE THAT YOUR SHARES ARE VOTED.

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